Direct Dial: (516) 663-6610
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E-Mail: ibrum@rmfpc.com

September 10, 2007

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: CVD Equipment Corporation (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 10, 2007, File No. 333-144336

Dear Mr. Mancuso:

The purpose of this letter is to inform the Securities and Exchange Commission of certain changes contained in the above-referenced filing. Specifically, these changes relate primarily to (i) a reduction in the size of the offering from 2,500,000 shares to 1,250,000 shares; and (ii) an amendment in the underwriters' overallotment option such that the shares subject to the overallotment option will be newly issued shares by the Company, and not shares sold by certain selling shareholders.

If you have any questions concerning the foregoing, please contact either me at (516) 663-6610 or Adam Silvers at (516) 663-6519.

Very truly yours,

/s/ Irvin Brum

IRVIN BRUM
For the Firm
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